

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Yishai Cohen
Chairman, CEO and President
Landa App LLC
1 Pennsylvania Plaza, 36th Floor
New York, NY 10119

  Re: Landa App LLC
    Draft Offering Statement on Form 1-A
    Submitted July 20, 2010
    CIK 0001815103

Dear Mr. Cohen:

  We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A submitted July 20, 2020

General

1. We note your disclosure that investors will be able to access additional information about each series on the Landa App, specifically on the "applicable Property Page," that may include projected rental income, neighborhood statistics and comparable properties in the relevant market, rental history, general updates about the condition of the property and estimated monthly distributions. Please clarify if you also intend to include such information in the offering circular. In this respect, please note that all material information that investors would need to make an investment decision must be included in the offering circular at the time of qualification.

Offering Summary, page 9

2. We note that each of your leases is for a 12 month period. Please also disclose the lease termination date for each lease.

Risk Factors
The COVID-19 pandemic may adversely affect our business, page 16

3. Please expand your disclosure to address the specific impacts of COVID-19 on your properties. For example, please advise if your leases have been fully paid, or whether your tenants have made any rent relief requests.

Advertising, Sales and other Promotional Materials, page 52

4. We note that you intend to use additional advertising, sales and other promotional materials in connection with your offering and that such materials "are not to be considered part of this Offering Circular." Please clarify if these materials are the types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the offering circular pursuant to Item 17 of Part III of Form 1-A or advise.

Financial Statements, page 70

5. We note that you have provided audited financial statements of Landa App LLC at December 31, 2019. We further note your statement on page F-15 that the Company and each Series had no activity as of December 31, 2019, and therefore has not presented its historical balance sheet or historical operations separately. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and each individual Series for future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

6. We note your disclosure that Landa Properties LLC acquired the properties in November 2019. We further note that you have presented a Pro Forma Statement of Operations for the period from November 25, 2019 through December 31, 2019 and Statements of Revenues and Certain Operating Expenses for the period from November 25, 2019 through December 31, 2019. Please address the following:

*   Please tell us if all the properties were purchased by Landa Properties LLC from the same seller or from multiple sellers. To the extent the properties were purchased from multiple sellers, tell us how many sellers and if any of these sellers were related parties to any other sellers.
*   Please tell us how these properties were managed prior to purchase by Landa Properties LLC.
*   Please tell us if there is any relationship between the prior manager(s) and Landa Properties LLC.
*   Please tell us if the properties had a rental history prior to November 25, 2019.
*   Please tell us if there have been significant renovations to the properties in the last

two years.
- Please tell us if you expect any significant renovations to the properties in the near future.

Part III - Exhibits , page 72

7. Please file the leases associated with each property in accordance with Item 17(6)(b) of Part III of Form 1-A or advise.

Exhibit 11.1, page 72

8. Please confirm that you will include a consent from Marcum LLP in a future amendment that references all audit reports provided within the filing.

You may contact Eric McPhee at (202) 551-3693 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at (202) 551-3329 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction